Patrick Loofbourrow

+1 (619) 840-4824

loof@cooley.com

January 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson, Terence O’Brien, Jimmy McNamara, Joe McCann

Re:	Structure Therapeutics Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 5, 2022 CIK No. 0001888886

Ladies and Gentlemen:

On behalf of Structure Therapeutics Inc. (the “Company”), we submit this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 4, 2023 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on December 5, 2022. Concurrently with the submission of this response letter, the Company is publicly filing via EDGAR a Registration Statement on Form S-1 (“Registration Statement”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosures in Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the same meanings set forth in Registration Statement.

Cover Page

1.	Disclose on your cover page whether your offering is contingent upon final approval of your NASDAQ listing application. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on the Cover Page of the Registration Statement.

Prospectus Summary, page 1

2.	Please disclose whether you plan to conduct the Phase 2 trials for ANPA-0073 in the US or in another country.

Cooley LLP     10265 Science Center Drive    San Diego, CA   92121-1117
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission

January 12, 2023

Page Two

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 141 of the Registration Statement. Additionally, the Company respectfully informs the Staff that, prior to planning for the Phase 2 trial, the Company intends to proceed with a Phase 1 formulation bridge pharmacokinetic study (“Phase 1 PK Study”) for ANPA-0073 in Australia and has revised its disclosure on pages 3, 5, 103, 119, 122, 141 and 149 of the Registration Statement.

Our Pipeline and Programs, page 4

3.	We note your use of the term “significant unmet medical needs” here and elsewhere in the document. Such a term might imply that your candidates are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages  4, 6, 103, 121, 122, 130, 142 and 151 of the Registration Statement.

Business, page 120

4.	Please revise the Business section, where appropriate, to present your plans for the Phase 1b multiple ascending dose trial in GSBR-1290. In this regard, we note your Summary disclosure indicates that in September 2022 you received FDA allowance for the IND associated with this trial. Also discuss your current plans for the Phase 2 trial for ANPA-0073.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 139 and 140 of the Registration Statement. Additionally, as noted in the Company’s response to Comment 2, the Company respectfully informs the Staff that, prior to planning for a Phase 2 trial, the Company intends to proceed with the Phase 1 PK Study for ANPA-0073 and has revised its disclosure on pages 3, 5, 103, 119, 122, 141 and 149 of the Registration Statement.

Initial Public Offering Participation Rights, page 198

5.	We note your response to prior comment 3. Prior to effectiveness, please revise the prospectus, where appropriate, to disclose whether the shares will be offered as part of the public offering or in separate private placement.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 202 of the Registration Statement.

Principal Shareholders, page 200

6.	Please revise to identify the natural person(s) with voting and/or dispositive control over the shares held by ERVC Healthcare IV, L.P. and XX-I SHT Holdings Limited.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 205 of the Registration Statement.

*         *         *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (619) 840-4824 or Charlie S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Cooley LLP     10265 Science Scienter Drive    San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com

U.S. Securities and Exchange Commission

January 12, 2023

Page Three

Sincerely,

/s/ Patrick Loofbourrow
Patrick Loofbourrow
Cooley LLP

cc:	Raymond Stevens, Ph.D., Structure Therapeutics Inc.

Jun Yoon, Structure Therapeutics Inc.

Andrew Harline, Cooley LLP

Su Lian Lu, Cooley LLP

Matthew Bush, Latham & Watkins LLP

Cheston Larson, Latham & Watkins LLP

Cooley LLP     10265 Science Scienter Drive    San Diego, CA   92121-1909
t: (858) 550-6000  f: (858) 550-6420  cooley.com